

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2013

<u>Via Email</u>
Shane M. Spradlin, Esq.
Executive Vice President and Secretary
Penske Automotive Group, Inc.
2555 Telegraph Road
Bloomfield Hills, MI 48302

      Re: **Penske Automotive Group, Inc.**
                   Form 10-K for the Fiscal Year Ended December 31, 2012
                   Filed February 28, 2012
                   File No. 001-12297

Dear Mr. Spradlin:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/ Andrew D. Mew

                                 Andrew D. Mew
                                 Accounting Branch Chief